Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pyrotree Inc.
15233 VENTURA BLVD STE 500
Sherman Oaks, CA 91403
https://webjoint.com/

Up to $1,069,997.04 in Class B Common Stock at $3.78
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pyrotree Inc.
Address: 15233 VENTURA BLVD STE 500, Sherman Oaks, CA 91403
State of Incorporation: NV
Date Incorporated: April 15, 2015

Terms:

Equity

Offering Minimum: $9,998.10 | 2,645 shares of Class B Common Stock
Offering Maximum: $1,069,997.04 | 283,068 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.78
Minimum Investment Amount (per investor): $238.14

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000 + Extra 3% Bonus Shares)

Tier 2 perk - ($2,500 + Extra 5% Bonus Shares)

Tier 3 perk - ($5,000 + Extra 7% Bonus Shares)

Tier 4 perk - ($15,000 + Extra 9% Bonus Shares)

Tier 5 perk - ($25,000 + Extra 11% Bonus Shares)

Tier 6 perk - ($50,000 + WebJoint Marketplace with Regional Delivery (3 months free) + Extra 13% Bonus Shares)

Tier 7 perk - ($100,000 + WebJoint Marketplace with Statewide Delivery (3 months free) + Extra 15% Bonus Shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pyrotree will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock Class B (Non-voting) shares at $3.78 / share, you will receive 110 shares, meaning you'll own 110 shares for $378. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

WebJoint is a B2B SaaS cannabis software company that leverages the power of technology to advance California's rapidly expanding cannabis delivery market. WebJoint provides cannabis deliveries integrated eCommerce, point-of-sale, and METRC-integrated inventory management tools to maximize operational efficiency, simplify legal compliance, and receive orders from cannabis brands in California. With over 1/3 of licensed and operating cannabis deliveries using the platform, WebJoint has built a fulfillment network of retailers across the state to enable brands and marketplaces to sell directly to consumers.

Company Highlights

- Over 421,000 registered consumers with new consumer accounts growing at 160% YoY with over $161M in orders processed growing 322% YoY through the WebJoint platform.

- Revenues increasing 203% from 2019 to 2020.

- Raised more than $2.2M since inception in 2014 from RedTape Ventures and angel investors.

- WebJoint's patent-pending Dynamic Cannabis Delivery Platform can be easily implemented in other heavily regulated, compliance-focused industries.

Lawsuit: A former single project-based client has filed a complaint in a Florida court regarding a web-based project they claim was unfinished. The project-based client owes the Company over $30,000. The amount listed in the complaint is $30,000 and the client has previously asked for a refund of $45,000. The Company has not filed a response at this point, but it intends to.

Competitors and Industry

Industry

The legal cannabis industry is one of the most exciting commodity markets to develop in our lifetimes, garnering significant attention from consumers, operators, and investors alike. According to [New Frontier Data's "Cannabis in America for 2021 & Beyond," as of the 2020 U.S. Elections, cannabis has been legalized in:

- 36 states plus the District of Columbia for Medical Use

- 15 states plus the District of Columbia for Adult-Use

- 71% (235 million people) of the U.S. population live in a cannabis-legal state.

Moreover, the U.S. Cannabis Market is projected to hit $41.5 billion in retail cannabis sales by 2025. Of all legal states, California (WebJoint's home state) is leading the way, with an estimated $5.61 billion in legal cannabis sales in 2020.

With the political, social, and cultural narratives on cannabis use changing, more states are expected to legalize in the coming years, fueling expectations for a path to federal legalization in the United States. In fact, a 2019 Pew Research Study concluded that more than 2/3 (67%) of Americans support the full legalization of cannabis nationwide.

The cannabis delivery market, more specifically, has gained significant traction due to the COVID-19 Pandemic. Due to a combination of cannabis retail being deemed essential and a push for people to stay at home during the pandemic, consumers relied on the convenience and safety of delivery to purchase cannabis. The pandemic forced states that previously did not have delivery, like Colorado, or newly legalized states like Massachusetts, to rethink their supply chain, fast-track legalization for cannabis delivery licenses, and implement cannabis delivery to meet the market demand. COVID-19 fast-tracked delivery dominance in cannabis by a few years.

Together, these factors combine to change the way consumers think about cannabis. As with most consumer goods, consumer buying patterns are becoming brand-centric and trending towards convenience. Consumer buying behaviors are also shifting towards eCommerce ordering with delivery fulfillment for cannabis.

Competitors

IndicaOnline and Meadow are the two main cannabis retail software competitors that also service cannabis deliveries. However, they primarily service brick-and-mortar dispensaries, which is a subset of the larger retail market. WebJoint is the only cannabis retail software that is both delivery-centric and is currently on the market.

What makes us different from our competitors is our dedication to the delivery niche and our delivery-first philosophy. Our decision to hyperfocus on the delivery market has enabled us to innovate software solutions that make cannabis delivery more efficient, scalable, and profitable for our customers.

Sources Used

New Frontier Data's "Cannabis in America for 2021 & Beyond: https://f.hubspotusercontent10.net/hubfs/3324860/Reports/NFD-CannabisInAmericaFor2021%26Beyond.pdf?utm_campaign=Cannabis%20In%20America%20For%202021and%20Beyond%20-full%20report&utm_medium=email&_hsmi=103309208&_hsenc=p2ANqtz-

2019 Pew Research Study: https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/

Statement on Colorado: https://mjbizdaily.com/colorado-awards-first-adult-use-cannabis-delivery-license/

Statement on Massachusetts: https://www.cannabisdispensarymag.com/article/cannabis-control-commission-approves-policy-changes-to-proposed-regulations-delivery-massachusetts/

Current Stage and Roadmap

Current Stage

WebJoint's Delivery Software Suite and Direct-to-Consumer technologies are currently live and in operation in the state of California. WebJoint has market penetration, with over 1/3 of licensed and operating cannabis delivery services using WebJoint to manage their business every day.

Future Roadmap

We are looking to expand and take our software into cannabis delivery-friendly states like Massachusetts, Michigan, and much more through 2021 and beyond as more states legalize cannabis.

The Team

Officers and Directors

Name: Christopher Dellolio

Christopher Dellolio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: April 15, 2015 - Present
  Responsibilities: Oversee day to day operations and introduce the high level

vision for the team to execute. The current salary is $65,000

Name: Hilart Abrahamian

Hilart Abrahamian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 15, 2015 - Present
  Responsibilities: Operations, product, and customer support. The current salary is $65,000

Name: Michael Tanzer

Michael Tanzer's current primary role is with Red Tape Ventures. Michael Tanzer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 17, 2017 - Present
  Responsibilities: Participate in board meetings which include a vote for high level direction of the company.

Other business experience in the past three years:

- **Employer:** Red Tape Ventures
  Title: CEO
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Run day to day operations, find investment opportunities in cannabis.

Name: Hooman Simon Lahijani

Hooman Simon Lahijani's current primary role is with Menus Enterprises llc AKA menu.com. Hooman Simon Lahijani currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Guide the company in making proper business decision

Other business experience in the past three years:

- **Employer:** Datassential Research
  Title: President and Co-founder
  Dates of Service: July 28, 1999 - September 15, 2019
  Responsibilities: Oversaw creation and growth of the company - Company was sold to a private equity Spectrum Equity.

Other business experience in the past three years:

- **Employer:** Collective Solution
  Title: President and founder
  Dates of Service: August 13, 2001 - Present
  Responsibilities: As Board member helps the company make the corporate decision for growth and scalability.

Other business experience in the past three years:

- **Employer:** Menus Enterprises llc AKA menu.com
  Title: Founder and President
  Dates of Service: January 28, 2017 - Present
  Responsibilities: Product creation and scalability of the business

Other business experience in the past three years:

- **Employer:** Quadrant Properties
  Title: Managing Director
  Dates of Service: March 01, 2021 - Present
  Responsibilities: property entitlement

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares of Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not

survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that some products may never be used to engage in transactions. It is possible that the failure to release a potential product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of our potential products and failure of the potential products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares of Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pyrotree Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pyrotree Inc. could harm our reputation and materially negatively impact our financial condition and business.

This is a new and unproven industry
The delivery market for cannabis is a new, dynamic, and changing, unproven market. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to capitalize on a software backend delivery product, rendering our intellectual property worthless. The value of your investment could depreciate significantly.

Credit might not be available when we need it
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.

There are several potential competitors who are better positioned than we are to take the majority of the market
The cannabis industry is fractured and regional however there are well-developed and

highly competitive companies in the space. There are several large and established companies with access to talent, economic resources and manufacturing/ cultivation relationships needed to develop a competitive product. Many of these companies also have recognized brand names and established distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license to our IP from us, then the value of your investment would be greatly diminished.

The nature of the product means there is a high likelihood we will face certain lawsuits
We sell a product that enables companies to more efficiently deliver cannabis to retail customers. Our industries experience a significant number of potential criminal liability relating to cannabis. As sales and use of our product continue to grow, we expect to face certain legal scrutiny and potential lawsuits from customers or government entities. We may be forced to pay significant awards, and/or redesign the product. These costs could bankrupt certain divisions requiring additional investment or the company to become bankrupt as a whole which would significantly reduce the value of your investment.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical and recreational-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to

legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on the industry or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry and our financial condition. Should the federal government legalize cannabis, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.

Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our customers' effective tax rate will vary but it can be as high as 90%. This relatively higher tax rate of our customers could affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

While we do not consider ourselves a cannabis business, business practices could change or we could be viewed as a cannabis business even though we are non-plant touching. If that happens because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Dell'Olio	4,132,500	Class A Common Stock	35.1262
Hilart Abrahamian	3,882,500	Class A Common Stock	33.0012

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred, 2019 Convertible Notes, and Options and RSUs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 283,068 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 16,000,000 with a total of 8,579,412 outstanding.

Voting Rights

1 vote per share

Material Rights

The number of fully diluted shares for Class A Common Stock, Series A Preferred Stock and Options and RSUs issued and outstanding is 11,732,621 shares.

** Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.*

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series A Preferred

The amount of security authorized is 2,000,000 with a total of 1,764,706 outstanding.

Voting Rights

Voting rights: 2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws").

Material Rights

Preemptive/ Pro-rata rights (Section 4.3)

Tag-along rights (Section 5.3)

Participation (Section 6)

Liquidation preferences (1x) (Article IV(B))

Conversion rights (1:1)(Article VI(B)(3)

Dividend rights (1:1)

Protective Provisions (Artilce IV(B))

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) make any loan or advance to any person outside the normal course of business, including a corporate officer, director, employee and/or associate

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

(h) guarantee any indebtedness or incurring indebtedness outside the normal course business, but in no event in excess of $250,000

(i) increase the employee equity pool;

(j) sell, transfer, pledge or encumber a significant portion of technology or intellectual property. This shall not include licenses, brand partnerships, or partial transfers granted in the ordinary course of business or in line with Company objectives; or

(k) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock.

* Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.

2019 Convertible Notes

The security will convert into Equity securities as defined in convertible note and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $866,183.33
Maturity Date: December 17, 2022
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Material Rights

As of 12/31/2010 the Maturity Dates on the 2019 Convertible Note vary from November 1, 2021 - December 16, 2022

Options and RSUs

The amount of security authorized is 1,450,000 with a total of 1,388,503 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Options and RSUs.

What it means to be a minority holder

As a minority holder of shares of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 1,764,706
  Use of proceeds: Salaries and Product Development
  Date: November 10, 2017
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $843,683.33
  Use of proceeds: Operations and Prodcut Development
  Date: October 22, 2019
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operations
  Date: December 16, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue:

2020 was a year of tremendous growth for our company. We had gotten our delivery software market-ready, and even started building our second software for direct-to-consumer sales. We always expected future growth in the delivery sector, but our growth was definitely fast-tracked due to COVID. As delivery became a necessity for the world, we were able to gain new software clients, as well as close several large custom projects. We ended the year with about $469,000 in revenue, as compared to about $154,000 in 2019.

Cost of Sales:

We were able to get our Cost of Sales even lower in 2020. We ended the year with only about $80,000 in expenses in this category, compared to about $104,000 in 2019. This was largely driven by lower salary costs for our Customer Support staff.

Gross Margins:

Our margins drastically improved in 2020 as compared to 2019, just as we had predicted. Even as our revenue increased, we kept our expenses bare bones and continued to handle the influx of customers with the same team and resources. In 2020 we saw a gross profit of about $388,000, with a margin of about 83%. This was drastically higher than the profit margin of 56% the year before.

Expenses:

Our goal in 2020 was to minimize our spending, in order to maximize profits. We had spent and invested so much the previous 2 years, that we thought it was the right thing to do. Our whole team, including our administration, agreed to take drastic pay cuts for the benefit of the company. We also didn't have to spend on things like marketing events and business expos, since COVID had completed eliminated in-person events. We ended the year with about $664,000 in operating expenses, compared to about $947,000 the year before.

Historical results and cash flows:

They're a great indicator as to what to expect in the future, although we shouldn't be having any years as small as 2019 anymore. Sure, there will be times where we'll be heavily investing in our product, and spending might have to increase as a result. But now we have a much larger client base, and new states are only continuing to open up, so revenues will continue to increase as a result.

We like to stay as lean as possible, and with the nature of us being in software, it's not unheard of for us to continue getting nice margins on our revenues as well.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand: ~$30,000

We have no existing lines of credit, or loans from shareholders. We've recently gotten capital in by selling Convertible Notes, as well as a PPP Loan in the amount of ~$82,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

At this point, the company is able to sustain itself through our SaaS revenue and Custom Project revenue. In the past, when revenues aren't what they are now, we were able to sustain with investment as well through our Convertible Notes. Funds from this campaign aren't critical to our survival, but will be used mainly for growth into new markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the company, but they are necessary for the growth of the company. We *could* sustain this company and grow very slowly, as much as our profits would allow. Or, we can raise funds, and grow much faster and on pace with the speed the cannabis delivery market is currently growing.

Our current revenue is necessary to sustain the company, and as such, we don't see much profit left over at the end of the year. As a result, if we do raise the full $5M, then the majority of our funds would be made up of funds raised from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We should be able to operate our company indefinitely with or without this raise, as we are essentially at our break-even currently. Although there are times where we need to use revenue in a specific month to pay off our debts from the month before since some months do better than others.

This is based on if we keep everything the same, with bare-bones spending, no new hires, no additional marketing expenses, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If our revenue stays at what it is now and doesn't grow at all, then we'll last about 4 years with the maximum funding goal.

We plan on slowly increasing our expenses to about $150,000 a month. This will mainly be driven by new hires in development, customer support, and sales, as well as a newfound marketing budget for each state we want to enter into. Our current revenue will cover about $50,000 of that expense, leaving us burning about $100,000 a month until we can make our revenue catch up with expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There could be future capital raises, in the form of more traditional venture capital. We would take new money from VC firms if it was strategic capital that helps us grow into new markets. Our goal in general is only to take on capital for growth, instead of being in a position where we need capital just to sustain.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $82,058.20
  Interest Rate: 1.0%
  Maturity Date: March 10, 2021
  This was part of the Paycheck Protection Program (PPP), and we should be able to get it completely forgiven soon.

- **Creditor:** Green Equity Media LLC
  Amount Owed: $2,395.50
  Interest Rate: 10.0%
  Maturity Date: September 30, 2020

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $44,349,307.38

Valuation Details:

The $44,349,307 pre-money valuation is broken down by 2020 revenue and our 2021 projections, the valuation for our pending patent (as approved by our board), and the value of our fulfillment network. In 2020, we did $468,000 in revenue (which is a 203% revenue growth from 2019), we are projecting a 250% growth in revenue for 2021 at $1,170,000. The Board has agreed to the following formula: 2020 revenue + 2021 projections, divide the total by 2 and multiply by 28 (this is a multiple seen frequently in cannabis tech plays) to arrive at a value of $22,932,000.

We then agreed upon a value of $10M for our pending patent for our in-transit delivery technology. This patent will also protect this style of delivery management and dispatching when used in heavily regulated industries such as pharmaceutical and liquor deliveries, as well as emerging markets in limited apparel and the influencer economy.

The final valuation variable is our cannabis fulfillment network. There are currently more than 1300 vehicles used for cannabis delivery on the road. These vehicles are owned and operated by the clients who use our software. However, in the cannabis industry, you cannot 1099 or hire drivers as contractors -- you need to employ them with benefits, insurance, etc. Therefore the cost of having a driver on the road with cannabis inventory in the vehicle would require licensing, paying for vehicles, paying drivers' salary, and more. However, with each of our clients opting into our fulfillment network, they have signed and agreed to allow our company to utilize this network, and the only way this is possible is because we are the technology that provides their infrastructure and inventory management.

Keep in mind that each vehicle can legally roll around with $5,000 of inventory in each vehicle. With that being said WebJoint can now access more than 1300 vehicles. If you multiply the 1300 vehicles by $5,000 (inventory in each vehicle) this gives us access to $6.5m in rolling inventory at our disposal at any given moment. With each driver doing a minimum of 6-hour shifts at $15/hour, this equals $3.5M in monthly salaries that we have the ability to access without having to pay those salaries. Moreover, we value our clients' retail operational costs (licensing fees, employment insurance, etc.), collectively, at approximately $1.5M. We give ourselves 8.3% of the yearly salary value (1 out of 12 months) added to our value as we can now provide this fleet to our clients at a fraction of the cost without them needing to pay hundreds of thousands, if not millions of dollars for similar or partial coverage.

Tally:

Revenue & Projections: $22,932,000

Patent Pending Value: $10,000,000

Value of Retail Overhead Operations: $1,500,000

Fulfillment Network Inventory Value: $6,500,000

Fulfillment Network Salary Value: $3,500,000

Total Pre-Money:

$44,349,307 total pre-money valuation

Total Post-Money:

$49,376,471 post-money valuation

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  Funds delegated to have on hand in the event of new states legalizing cannabis.

If we raise the over allotment amount of $1,069,997.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  11.5%
  Budget towards SEO, marketing campaigns, and live events.
- *Company Employment*
  30.0%
  Funds would be delegated towards expanding our staff across Customer Success and Sales departments.
- *Working Capital*
  25.0%
  Funds delegated to have on hand in the event of new states legalizing cannabis that require rapid expansion to that region.
- *Research & Development*
  30.0%
  These funds would be delegated to further developing our software as we expand to other cannabis delivery-friendly states.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://webjoint.com/ (webjoint.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/webjoint

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pyrotree Inc.

[See attached]

PYROTREE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pyrotree Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Pyrotree Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 26, 2021
Los Angeles, California

PYROTREE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,033	$	15,626
Prepaids and other current assets		1,771		17,047
Total current assets		**15,804**		**32,673**
Property and Equipment, net		0		229
Security Deposit		-		3,400
Total assets	**$**	**15,804**	**$**	**36,302**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Note	$	56,617	$	5,000
Current portion of Convertible Note		815,500		-
Deferred revenue		11,894		7,655
Other current liabilities		66,483		25,853
Total current liabilities		**950,494**		**38,508**
Convertible Notes		50,000		713,000
Promissory Note		27,111		2,396
Total liabilities		**1,027,604**		**753,904**
STOCKHOLDERS EQUITY				
Common Stock		858		855
Preferred Stock		17,647		17,647
Additional Paid in Capital		1,580,103		1,562,101
Treasury Stock		(41,563)		(41,563)
Retained earnings/(Accumulated Deficit)		(2,568,846)		(2,256,642)
Total stockholders' equity		**(1,011,800)**		**(717,602)**
Total liabilities and stockholders' equity	**$**	**15,804**	**$**	**36,302**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 468,683	$ 154,313
Cost of revenues	80,703	104,690
Gross profit	387,980	49,623
Operating expenses		
General and administrative	542,567	653,878
Sales and marketing	121,921	293,831
Total operating expenses	664,487	947,709
Operating income/(loss)	(276,507)	(898,086)
Interest expense	43,192	-
Other Loss/(Income)	(7,496)	(13,575)
Income/(Loss) before provision for income taxes	(312,203)	(884,511)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (312,203)**	**$ (884,511)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid in Capital	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**8,550,000**	**$ 855**	**1,764,706**	**$ 17,647**	**$ 1,562,101**	**$ (41,563)**	**$ (1,372,131)**	**$ 166,909**
Issuance of Common Stock	-	-	-	-		-		-
Net income/(loss)							(884,511)	(884,511)
Balance—December 31, 2019	8,550,000	$ 855	1,764,706	$ 17,647	$ 1,562,101	$ (41,563)	$ (2,256,642)	**$ (717,602)**
Exercise of Options	29,412	3			1,835	-		1,838
Sharebased Compensation					16,167			16,167
Net income/(loss)							(312,203)	(312,203)
Balance—December 31, 2020	**8,579,412**	**$ 858**	**1,764,706**	**$ 17,647**	**$ 1,580,103**	**$ (41,563)**	**$ (2,568,846)**	**$ (1,011,800)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(312,203)	$	(884,511)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		229		1,508
Shared Based Compensation		16,167		
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		15,277		(5,796)
Deferred revenue		4,239		(17,276)
Other current liabilities		40,630		19,857
Security deposit		3,400		-
Net cash provided/(used) by operating activities		**(232,263)**		**(886,218)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock				-
Borrowing on Convertible Notes		152,500		713,000
Borrowing on Promissory Note		81,332		
Repayment on Promissory Note		(5,000)		(11,667)
Exercise of Options		1,838		
Net cash provided/(used) by financing activities		**230,670**		**701,333**
Change in cash		(1,593)		(184,885)
Cash—beginning of year		15,626		200,510
Cash—end of year	**$**	**14,033**	**$**	**15,625**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pyrotree Inc. was formed on April 15, 2015 in the state of Nevada. The financial statements of Pyrotree Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

PyroTree Inc is a software solutions firm specializing in custom point of sale solutions and inventory management platforms. Our platforms are versatile and allow many vendors to manipulate and integrate with our API's delivering a unique experience for all industry specific management software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Plant, property and equipment	5-7 years
Leashold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pyrotree Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when service is provided in accordance with the terms of contracts with customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer user fees for the use of its platform. In certain cases, the Company might receive customer payment upfront for an annual contract or a monthly contract that runs over reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as a deferred revenue. .

Cost of revenue

Costs of revenues include the cost of support payroll, support dues& subscription, web hosting, domains and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $121,921 and $293,831, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses		$ 10,852
Other current assets	$ 1,771	$ 6,195
Total Prepaids and other current assets	**$ 1,771**	**$ 17,047**

Other current liabilities consist of the following items:

As of December 31,		2020		2019
Accrued Expenses	$	800	$	1,600
Accrued interest expenses		49,988		6,796
Payroll liabilities		15,695		17,457
Total Other Current Liabilities	**$**	**66,483**	**$**	**25,853**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computers & Equipment	$	4,241	$	4,241
Leashold Improvements		3,985		3,985
Property and Equipment, at Cost		8,226		8,226
Accumulated depreciation		(8,226)		(7,998)
Property and Equipment, Net	**$**	-	**$**	**229**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $229 and $1,508, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of common shares par value of $0.0001. As of December 31, 2020, and December 31, 2019, 8,579,412 and 8,550,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred shares with $0.01 par value. As of December 31, 2020, and December 31, 2019, 1,764,706 and 1,764,706 shares of preferred shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	5.00
Risk-free interest rate	0.29%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Award		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	822,767	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	822,767	$	1.00	6.75
Exercisable Options at December 31, 2020	274,256	$	1.00	6.75

Stock option expense for the years ended December 31, 2020 was $16,167 .

7. DEBT

Promissory Notes & Loans

The Company entered into a Secured Promissory Note in the amount of $21,563 with Green Equity Media LLC. The Company also received and a PPP loan for an amount of $81,332 from Chase Bank. The details and terms of the Company's loans are as follow:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 81,332	0.98%	4/6/2020	6/4/2022	$ 531	$ 531	$ 54,221	$ 27,111	$ 81,332					
Secured Promissory Note	$ 21,563	10.00%	9/17/2018	9/30/2020	$ 740	$ -	$ 2,396	$ -	$ 2,396	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396
Total					$ 1,271	$ 531	$ 56,617	$ 27,111	$ 83,728	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396

The Secured Promissory Note was entered into by the Company to finance the purchase of its stock back from Green Equity Media LLC.

The Payroll Protection Program ("PPP") loan is subject to forgiveness, and the Company expects for the loans to be forgiven.

The summary of the future maturities is as follow:

As of Year Ended December 31, 2020	
2021	$ 56,617
2022	27,111
2023	-
2024	
2025	
Thereafter	
Total	**$ 83,728**

Convertible Note(s)

During 2019, the Company entered several Promissory Convertible Notes agreements with certain lenders for an aggregate amount of $865,500. The details and terms of the convertible notes are as follow:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 815,500	5.00%	Fiscal Year 2019	11/ 1/ 2021	40,775	40,775	815,500	-	815,500	6,796	6,796	-	$ 713,000	713,000
2020 Convertible Note 1	$ 25,000	5.00%	12/12/2020	12/16/2022	104	104	-	25,000	25,000					
2020 Convertible Note 2	$ 25,000	5.00%	12/16/2020	2/ 12/ 2023	1,042	1,042	-	25,000	25,000					
Total					$ 41,921	$ 41,921	$ 815,500	$ 50,000	$ 865,500	$ 6,796	$ 6,796	$ -	$ 713,000	$ 713,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (93,162)	$ (258,220)
Valuation Allowance	93,162	258,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (752,917)	$ (659,755)
Valuation Allowance	752,917	659,755
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,523,179, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,522,495. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2020 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $312,203 , an operating cash flow loss of $232,263 and liquid assets in cash of $14,033, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WebJoint

Cannabis delivery software


The world's leading cannabis delivery software.

Website · Sherman Oaks, CA · SOFTWARE & SERVICES · PHARMACEUTICAL

$379,282 raised

471 Investors	$44.3M Valuation
$3.78 Price per Share	$238.14 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

WebJoint is a leader in the field of cannabis delivery software, currently serving more than a third of licensed and operating cannabis deliveries in California. In a blooming industry that is expected to grow to $41.5 billion in retail sales by 2025, this company has processed more than $161 million worth of orders in California alone and seeks to expand its operations to all legalized cannabis states.

REASONS TO INVEST

- **Proven concept:** More than a third of currently operating cannabis delivery companies in California use WebJoint to manage their business operations.
- **Exploding industry:** The cannabis market is expected to reach $41.5 billion by 2025, with delivery being the fastest-growing segment.
- **Growing company:** WebJoint has seen a 346% YoY increase in orders delivered through their platform, with 1.9 million deliveries completed in 819 different Californian cities and counting.

OVERVIEW

WebJoint: Because cannabis doesn't need to be so complicated

Whether you're trying to buy a bit of bud or sell it, the legal cannabis industry can be cloudy. But why is it so difficult to work with a product that so many people seem to want?

It turns out, it doesn't have to be. Since entering the scene in 2017, WebJoint has clarified the process for everyone, from cannabis brands to retail delivery services and consumers.

Rewards

Get rewarded for investing more into WebJoint:

$238+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Tier 1 perk
$1,000 + Extra 3% Bonus Shares)

$2,500+
Investment
Tier 2 perk
$2,500 + Extra 5% Bonus Shares

$5,000+
Investment
Tier 3 perk
$5,000 + Extra 7% Bonus Shares


webjoint
Over $161M in orders processed growing 322% year over year through the WebJoint platform.
6:01
Delivering To
350 High Street, ...
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We believe that's the real value of our innovative eCommerce and inventory management software—although the $161 million in orders processed to date is nothing to scoff at, either. Nor is the fact that we're operating in a market projected to reach $41.5 billion in the next four years.

THE PROBLEM

The cannabis industry is difficult to navigate for consumers and retailers alike

Due to restrictive state regulations and the youth of the legalized cannabis industry, the market lacks a direct-to-consumer sales infrastructure.

Part of the issue is that rather than being able to sell directly to consumers, cannabis brands are required to sell via a middleman: licensed retailers.


webjoint
The Cannabis Industry's Direct-to-Consumer Issue
Brands have marketing dollars and loyal consumer bases in the tens of thousands, but cannot fulfill the order without a retail license.
Retailers do not have the same marketing power as brands, but are the only ones who can fulfill orders.
Consumers know what brands they want, but don't know which retailer to purchase from as inventory, availability, and pricing may vary.

$15,000+
Investment
Tier 4 perk
$15,000 + Extra 9% Bonus Shares

$25,000+
Investment
Tier 5 perk
$25,000 + Extra 11% Bonus Shares

$50,000+
Investment
Tier 6 perk
$50,000 + WebJoint Marketplace with Regional Delivery (3 months free) + Extra 13% Bonus Shares

$100,000+
Investment
Tier 7 perk
$100,000 + WebJoint Marketplace with Statewide Delivery (3 months free) + Extra 15% Bonus Shares

It's a convoluted system wherein cannabis brands are disconnected from their customer base, and retail delivery services struggle to keep track of delivery orders while also maintaining compliance with state regulations.



the D2C issue
explained
How do i obtain these??

The end result? Consumers often find it remarkably difficult to find and purchase the specific product they want to have delivered to their door.

THE SOLUTION

Cultivating a nascent delivery market

The solution, to us, was simple: Build a scalable Direct-to-Consumer infrastructure with a network of cannabis delivery services. Streamline the buying, selling, and delivery processes to benefit everyone.



webjoint
Direct-to-Consumer Platform
WORKFLOW
places order
Consumer
order delivered
Brand
Accepts order on their own website by using WebJoint's ecommerce technology
WebJoint
Our software dispatches the order to the retailer nearest to the customer
Retailer
Fulfills and delivers the order on behalf of the brand

THE MARKET

Cannabis is growing (and growing and growing) as legalization takes over more states

The U.S. legal cannabis market conducted an estimated $13.2 billion in sales in 2019, and it's expected to reach $41.5 billion by 2025.


$41.5 Billion
in estimated U.S. cannabis sales by 2025
Source: New Frontier Data

As states continue to legalize cannabis use, by 2025 it's also estimated that 39% of demand will be met with legal purchases in the regulated market—up from just 17% in 2019.

Furthermore, the effects of COVID-19 have accelerated the industry's transition to a delivery-dominated market, with delivery being the fastest-growing segment of the industry.


webjoint
300%
increase in cannabis delivery orders
since COVID-19 pandemic began
Source: Forbes

OUR TRACTION

We're already a commanding force in the California canna-business

Since launching in 2017, we've built the largest network of cannabis delivery services in California and become the market leader in the cannabis delivery software niche. Now, more than a third of licensed and operating cannabis deliveries use WebJoint to manage their businesses every day.

Presently, our focus is on leveraging this network to enable direct-to-consumer cannabis sales and expand this technology to delivery-enabled states nationwide.




webjoint
Over 421,000 registered consumers with new consumer accounts growing at 160% year over year.

Our most recent numbers:

- 400,000+ retail cannabis customer accounts created
- Average Ticket Price of $87.50
- 346% YoY increase in orders delivered through our platform
- More than $161 million in orders processed
- 322% YoY increase in volume of orders processed
- 1.9 million orders completed in 819 different Californian cities


webjoint
203%
increase in revenue from 2019 to 2020

WHAT WE DO

Two products that work together to simplify online ordering

Delivery Software Suite

Our flagship product is an eCommerce and inventory management software for cannabis delivery services. It manages customers and staff, provides sales reports and analytics, creates delivery zones, and tracks drivers.

Importantly, this software is certified by and integrated with METRC, the leading seed-to-sale tracking software in the United States, allowing us to automate operators' compliance with state regulations.

Direct-to-Consumer Platform

Our cannabis marketplace eCommerce technology empowers anyone (cannabis brands, influencers, celebrities) to leverage our delivery network and enable direct ordering from any website -- all without needing to invest in physical inventory or acquire a cannabis license.

When a customer places an order, that order is simply dispatched to the closest retail delivery service for fulfillment.

This platform creates an ecosystem that:

- Makes it easy for cannabis brands to market directly to their customers and enable direct online ordering
- Improves the end-user experience by making it easier to find and order popular cannabis products
- Increases revenues for cannabis delivery services with customer orders sent from marketplace websites

THE BUSINESS MODEL

Software fees drive our delivery service

For our Delivery Software Suite, we collect a SaaS fee from cannabis delivery operators, based on the number of retail orders they process per month. Additional fees within the Delivery Software Suite include customer notifications via text, delivery tasks, and digital payment processing.

For our Direct-to-Consumer platform, we collect a SaaS fee from marketplace customers based on the number of cannabis delivery services they want to connect to. We also collect a flat rate service fee for every customer order sent to the retailer using our Direct-to-Consumer platform.

HOW WE ARE DIFFERENT

Providing highly scalable cannabis delivery that is more efficient—and profitable

WebJoint's competitive edge comes from the depth of our delivery data: we know exactly what products are being moved through our system, in every delivery vehicle across the entire state.

This knowledge allows us to discover top-selling products and make them available to consumers across the state. From the small mom-and-pop shop to the full-scale delivery service, any operation can log in to WebJoint and grow their business with our technology.

- This opens up the door for anyone, especially high-traffic individuals (celebrities, influencers, cannabis brands), to start their own cannabis eCommerce shop and generate revenue.

THE VISION

Blazing our way across the U.S.

We've established a scalable and proven business model in California. Over the next several years, our plan is to expand this model to every delivery-capable cannabis state in the country.


1/3+
of California's licensed deliveries
using WebJoint Software
CALIFORNIA REPUBLIC

We seek to continue innovating within the delivery software niche, as well, eventually entering additional markets with our patent-pending technology. Few industries exist that have as many regulations as cannabis—which is why we believe the technology we've created can benefit other industries in need of solutions for overcoming compliance and regulatory challenges large and small.


24 States
allow some form of legal cannabis delivery

OUR LEADERSHIP

Founders are trailblazers in the California cannabis industry

What began as nothing more than two tech-savvy teens building websites for cannabis retailers has grown into an industry game changer. Now, Christopher Dell'olio, CEO, and Hilart Abrahamian, COO, leads a team composed of six other administrators in sales, marketing, customer success, and product development, as well as 12 full-time developers.

WebJoint already manages more than a third of all operating cannabis deliveries in the state, and we are eager to show our investors just how much more we can accomplish with their capital.

WHY INVEST

Capitalize on cannabis before it's too late

WebJoint is in the unique position of being a leader in a nascent industry that we have no doubt is only going to keep growing at a rapid pace.


a raw conversation about our growth

If (or as we believe, when) cannabis becomes legalized throughout the U.S., will you regret not investing in WebJoint when you had the chance?


webjoint
$2.2M+
capital raised since 2014

Offering Summary

Company	Pyrotree Inc.
Corporate Address	15233 VENTURA BLVD STE 500, Sherman Oaks, CA 91403
Offering Minimum	$9,998.10
Offering Maximum	$1,069,997.04
Minimum Investment Amount (per investor)	$238.14

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,645
Maximum Number of Shares Offered	283,068
Price per Share	$3.78
Pre-Money Valuation	$44,349,307.38

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000 + Extra 3% Bonus Shares)

Tier 2 perk - ($2,500 + Extra 5% Bonus Shares)

Tier 3 perk - ($5,000 + Extra 7% Bonus Shares)

Tier 4 perk - ($15,000 + Extra 9% Bonus Shares)

Tier 5 perk - ($25,000 + Extra 11% Bonus Shares)

Tier 6 perk - ($50,000 + WebJoint Marketplace with Regional Delivery (3 months free) + Extra 13% Bonus Shares)

Tier 7 perk - ($100,000 + WebJoint Marketplace with Statewide Delivery (3 months free) + Extra 15% Bonus Shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pyrotree will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock Class B (Non-voting) shares at $3.78 / share, you will receive 110 shares, meaning you'll own 110 shares for $378. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Thanks for your continued support!

11 days ago



$275K+ Raised
Thanks for your support!
webjoint

In less than a week, our campaign has raised over $275,000 with over 300+ investors and 500+ followers added to the WebJoint family.

We've had a great time engaging with all of you on this platform, seeing you all share your enthusiasm for our technology on social media, and encouraging your family and friends to support us as well. Our team is grateful for the continued support.

- The WebJoint Team

We've raised over $125k in 24 hours!

17 days ago



$125K+ in 24 Hours
Thanks for your support!
webjoint

Our offer has only been live for a day and we've already raised over $125,000!

Thank you to everyone who has rallied behind our company and share our vision for the future of the cannabis industry!

We want to welcome the 145 investors and over 200+ followers to the WebJoint family.

- The WebJoint Team

END OF UPDATES

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Caleb N. 9 INVESTMENTS INVESTED 2 days ago
Seeing that Chuck Schumer just said he will be putting a federal legalization bill for Canabis through in the next couple of days, I will probably look to invest here.

Any interest in StartEngine Secondary? Will you have issues meeting your short-term debt obligation?

Simpson B. 6 INVESTMENTS 5 days ago
I've read most of the materials but didn't see anything about a proprietary product. What keeps competitors from just replicating what you do? Who has the most market share? Drop or Webjoint?

Simpson B. 6 INVESTMENTS 6 days ago
Do you all compete with Drop Technologies??

> **Antonio Javiniar** - WebJoint 5 days ago
> Hey Simpson,
>
> Thanks for your question! Yes, we would consider Drop Technologies as a competitor of ours.

James S. 7 days ago
I'm retired, 66 years old. Collecting S/S. Interesting in the min. investment. Because of my age, I can not wait years to start collecting some of the profits. How long do I have to wait? Any chance to start collecting some of profits 6 months from today?

> **Antonio Javiniar** - WebJoint 5 days ago
> Hey James, thank you for sharing your interest in our company! According to StartEngine, your investment would be locked in for at least (1) year, so, unfortunately, the 6-month timeline isn't feasible.

Fred S. 10 days ago
Investors should definitely ask about how many lawsuits have been filed against this company. They are active and serious. It'll be interesting to see how transparent they are to those people giving them money as I don't see the lawsuits disclosed in their offering.

> **Antonio Javiniar** - WebJoint 10 days ago
> Hey Fred,
>
> We welcome any and all investor questions and are happy to address them -- this is no exception.

We believe in the value of transparency between our Company and those who choose to support us and our vision for the future of the cannabis industry.

That being said, we actually did disclose the lawsuit filed against us in our offering. You can find it on the bottom of Page 3 of our Form C filing. I've decided to paste it here for your convenience and for the convenience of other investors: "Lawsuit: A former single project-based client has filed a complaint in a Florida court regarding a web-based project they claim was unfinished. The project-based client owes the Company over $30,000. The amount listed in the complaint is $30,000 and the client has previously asked for a refund of $45,000. The Company has not filed a response at this point, but it intends to."

Hope this addresses your concern!

Tommy R. 10 days ago
Could you touch a bit more on the business model/how you make money? I'm particularly curious about the Direct to Consumer pricing - my thinking is that making retail connections the proxy metric would disincentivize brands to want to connect to lots of stores. Am I thinking about that correctly or is there more to the pricing model?

Antonio Javiniar - WebJoint 10 days ago
Hey Tommy, thanks for your question. I'd be happy to.

For the Delivery Software Suite, WebJoint collects a SAAS fee (with options to be billed monthly or yearly) from cannabis delivery operators based on the number of retail orders they process per month. There are additional revenue streams within the Delivery Software Suite such as fees for customer notifications via text, delivery tasks, and digital payment processing.

For the Direct-to-Consumer platform, WebJoint collects a SAAS fee (with options to be billed monthly or yearly) from cannabis brand/marketplace customers based on the number of cannabis delivery services they want to connect to.

In addition, WebJoint collects a flat-rate service fee for every customer order sent to the retailer from a marketplace/brand using the Direct-to-Consumer platform. So for example, if Customer X places an order on Brand A's website and it is sent to Delivery B for the fulfillment, we charge Delivery B a service fee for sending them an order.

We also engage in custom website and application development projects as an additional revenue stream.

I did want to specifically address your point here: "my thinking is that making retail connections the proxy metric would disincentivize brands to want to connect to lots of stores."

With cannabis brands, market penetration is, of course, key. They need to be in as many stores as possible so that consumer accessibility to their products is at maximum potential. However, the inverse is true for cannabis delivery. Why? Well, because in California, deliveries are able to deliver anywhere in the state. So, from a brand's perspective, if you can achieve statewide fulfillment and maintain the same level of accessibility for consumers with, let's say 10 delivery services instead of 300 brick-and-mortar shops, you are dealing with a much smaller logistical problem. Moreover, we understood early on that our market is essentially capped by the number of delivery licenses a state issues, so we created our Direct-to-Consumer software in order to generate revenue based on the number of consumer transactions (service fees as mentioned above) being facilitated through our platform.

Douglas B. 2 INVESTMENTS INVESTED 10 days ago
Thank you for taking the time to respond to my questions. The information about the use of funds is important to me. I appreciate the explanation about the cost related to building the app and the regulation related adjustments specific to this industry (I live in California and although I do not use cannabis, but I am aware and will agree that there have been many changes to the law statewide and locally, along with initial issues related to federal law). I would like more specific information about the financials, but at least you did provide information about the current state of the business "(as we're essentially break even)." Lastly, it is an excellent name. Although I always want more information, I am far more likely to invest in WebJoint after your response. Please make it a policy to provide information and updates about the progress of the company.

Douglas B. 2 INVESTMENTS INVESTED 11 days ago
I assume has been operating since 2014 - 2105 based on the claim of raising 2.2M + since 2014 and the company claims to be involved in 1/3 of California licensed deliveries. What is the reason this company is not generating millions of dollars of annual free cash flow?

This is an interesting business to me, but I need to understand the reason for the need to raise $1.07 million. Maybe the company can explain...
1. the reason why the company needs to capital,
2. the planned use of the capital raised to include the amount paid for any reason to current share owners and/or founders,
3. the reason why the company is not generating a substantial amount of free cash flow in what is a app/tech related business that most of its development expenses are in the initial few years and,
4. how the company plans to generate a profit / free cash flow in the future if the data below has yet to result in a positive cash flow business.

Our most recent numbers:
• 400,000+ retail cannabis customer accounts created
• Average Ticket Price of $87.50
• 346% YoY increase in orders delivered through our platform
• More than $161 million in orders processed
• 322% YoY increase in volume of orders processed
• 1.9 million orders completed in 819 different Californian cities

Antonio Javiniar - WebJoint 11 days ago
Hey Douglas,

Thanks for your question. We've been in operation since 2017 and have raised approximately $2.2 million since. We are raising capital through crowdfunding for several reasons.

To answer your question: the reason we're raising money now is to hire more developers to build on our product and to match the pace we feel the cannabis delivery market is currently growing at. As mentioned in our Form C, we could sustain this company and grow very slowly, as much as our profits would allow (as we're essentially break even), or we could fundraise and invest in potentially rapid growth.

As far as the planned use of captial raised on this platform: we aim to use 11.5% of funds for SEO, marketing campaigns, and live events after COVID; 30% to be delegated towards expanding our staff across Customer Success and Sales departments; 25% of funds to have on hand in the event of new states legalizing cannabis that require rapid expansion to that region; and 30% of funds these funds would be delegated to further developing our software as we expand to other cannabis delivery-friendly states.

Though we'd generally agree with the sentiment that with app/tech related businesses, most development costs are covered in the initial few years of operation, there is much more nuance to this idea when it is applied to the cannabis industry. As our technology is built with compliance of cannabis operators at its core, in one of the most heavily regulated industries in the world, with every new state/market we want to participate in, we must adapt our software to address potentially hundereds of different compliance requirements that change across various states and local regulations. We've learned this with California alone - not only did we have to build software for state-level regulations, we also had to make adjustments for operators whose local regulations expanded further or differed slightly from state regulations. It's also important to note that in the initial years of our operation, California cannabis authorities were constantly changing regulations, and as such, we had to make appropriate developments on our software that of course, cost money.

We aim to generate profit and free cash flow with our Direct-to-Consumer software, which leverages the cannabis delivery network that we've built in California to enable direct-to-consumer ordering for cannabis brands in the state. With this model, we expect to not only generate revenue through monthly Saas fees, but also by applying a service fee for facilitating transactions paid by consumers.

I hope this addresses your question!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hilart Abrahamian:
WebJoint's special because we've positioned ourselves as industry leaders in a niche market within the cannabis industry. So we've been focused on cannabis delivery for three and a half years now and we're the only company in the world that has done that. So naturally we became a market leader. We got a ton of traction in California and now we're going to do that same thing in the other states that are now opening up with cannabis delivery.

Christopher Dell'Olio:
WebJoint technology on our retail side allows these cannabis delivery services to manage their inventory, track their drivers, geofence their delivery zones and assign drivers to those zones. We also integrate with Metric, which is the state compliance platform that allows all of the transactions and inventory to sync with the state. So our clients are utilizing our software to operate on levels never seen before, and they're able to actually maintain profitability because our software allows them to maximize their resources and get the most out of it.

Shawn Bean:
Yeah. Prior to adopting WebJoint, we were mostly taking orders via text message and phone call. We had very little online traction. WebJoint has allowed me to scale.

Kika Keith:
WebJoint's role is critical in the retail market, specifically in delivery.

Dave Safford:
If you're looking to scale, if you're looking to get to people quickly, if you're looking for organization, I don't think there's anybody but WebJoint that you want to go with.

Shawn Bean:
Before launching with WebJoint, I was only able to do about 75 orders a day. After launching with WebJoint, now I'm doing 250 orders a day, most of them from my website. So that makes the backend work much easier.

Dave Safford:
Before WebJoint, we were a 60 to 90 kind of delivery window for 30, 40 deliveries a day at the most. Now we're doing about 300 deliveries a day, we're more about a 30 to 60 minute window. And we cover the entire Bay as opposed to just Oakland.

Hilart Abrahamian:
With WebJoint, you're not just investing into some far-fetched idea. You're really investing into a software that already exists, already has market penetration and actually dominates the market in California. So we're looking to replicate what we did in California in the new states that are opening up.

Kika Keith:

There is no other time in our generation where we will have the opportunity to participate in a brand new industry.

Michael Tanzer:
What WebJoint represents is the beginning of a new era in cannabis. Red Tape has invested over $2 million into WebJoint and plans to continue follow-up rounds of investment. What attracted me most to WebJoint was this young lean-and-mean team that was able to iterate around their customers to be able to build the best product possible. That's why they were able to capture market and gain market share better than anyone else.

Hilart Abrahamian:
We're very excited for you guys to be a part of this. We've put in a ton of hard work, we've proved the business model, and now we're ready to scale it with your help.

Christopher Dell'Olio:
With WebJoint, cannabis was meant to be shared. We just found the best way to do it. So now we're sharing the opportunity with you on Start Engine to grow with us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

PYROTREE INC.

PYROTREE INC. (hereinafter the "Corporation"), a Nevada corporation organized and existing under and by virtue of the State of Nevada, does hereby certify that:

1. The original Articles of Incorporation of the Corporation was filed with the Secretary of State of the State of Nevada on April 15, 2015.

2. Amended and Restated Articles of Incorporation were filed with the Secretary of State of the State of Nevada September 8, 2017.

3. Amended and Restated Articles of Incorporation were filed with the Secretary of State of the State of Nevada November 21, 2017.

4. This Amended and Restated Articles of Incorporation has been duly adopted in accordance with the provisions of the laws of the State of Nevada ("Nevada Law") by the Board of Directors and shareholders of the Corporation.

5. The Articles of Incorporation are hereby amended and restated to read as herein set forth in full:

ARTICLE I
NAME

The name of the Corporation shall be: PYROTREE INC

ARTICLE II
PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1. Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

2. General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

3. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Articles of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

ARTICLE IV
DEFINITIONS

As used in these Restated Articles (this "***Restated Articles***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as shares of Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series A Director***"), the holders of record of the shares of Series B Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series A Director***"); the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect four directors of the Corporation with one of those directors serving as Chairman of the Board. For administrative convenience, the initial Series B Director may also be appointed by the Board in connection with the approval of the initial issuance of Series B Preferred Stock without a separate action by the holders of a majority of Series B Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Chairman of the Board***" One director elected by the holders of record of the shares of Common Stock voting as a separate class who shall serve as a tiebreaker in case of a deadlock amongst the Directors.

"***Original Issue Price***" means $1.275 per share for Series A Preferred Stock.

"***Requisite Holders***" means unanimous consent of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Articles to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,000,000 consisting of (a) 16,000,000 shares of Common Stock of the Corporation ("***Class A Common Stock***") (b) 2,000,000 shares of Class B Common Stock of the Corporation, ("***Class B Common Stock***") and (c) 2,000,000 shares of Series A Preferred Stock of the Corporation, ("***Series A Preferred Stock***"). Each share of Common Stock shall have a par value of $0.0001. Each share of Preferred Stock shall have a par value of $0.0001. The Class A Common Stock and Class B Common Stock shall sometimes hereinafter be referred to collectively as the "***Common Stock***." Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles, all shares of Preferred Stock which includes the Series A Preferred Stock may be referred to collectively as the "***Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Articles.

2. **Voting.** The voting rights of the holders of the Common Stock are subject to and qualified by the rights, limitations, and preferences as set forth herein. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

2.1 Class A Common Stock. The holders of Class A Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

2.2 Class B Common Stock. Except as required by law, the Class C Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Preferred Stock (on an as converted basis) and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class (any such act or transaction entered into without such consent or vote shall be voidable at the option of the majority of the Requisite Holders):

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) make any loan or advance to any person outside the normal course of business, including a corporate officer, director, employee and/or associate

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

(h) guarantee any indebtedness or incurring indebtedness outside the normal course business, but in no event in excess of $250,000, or issue convertible debt or a SAFE agreement in excess of $250,000

(i) increase the employee equity pool;

(j) sell, transfer, pledge or encumber a significant portion of technology or intellectual property. This shall not include licenses, brand partnerships, or partial transfers granted in the ordinary course of business or in line with Company objectives; or

(k) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Articles.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Articles and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Articles will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities or in other property as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of

Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Adjustments for Diluting Issues.

3.9.1 Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1^{*} (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "***B***" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5 Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property: Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6 Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Articles and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) Preferred Stock then outstanding must be paid an amount per share equal to the Purchase Price, then (ii) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Series B Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series B Preferred Stock by the affirmative written unanimous consent or unanimous vote of the Requisite Holders of Series B Preferred Stock.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
RESIDENT AGENT

The name of the Corporation's resident agent and the street address in Clark County, Nevada for such resident agent where process may be served are INCORP SERVICES, INC.

The resident agent may be changed in the manner permitted by law.

ARTICLE VIII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE IX
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Articles or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Articles, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE X
DIRECTOR LIABILITY

A. LIMITATION. No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto; or (b) shall have acted or failed to act in a manner involving intentional misconduct, fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

B. INDEMNIFICATION. The Corporation is authorized to provide indemnification of its directors, officers, employees and agents; whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Article X shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification."

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article X will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE XI
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The Amended and Restated Articles were duly adopted by a majority of the shareholders of record and the Board of Directors on March 15, 2021.

IN WITNESS WHEREOF PYROTREE INC. has authorized this Amended and Restated Articles of Incorporation to be signed by CHRISTOPHER A DELL'OLIO, Secretary, as of this 16th day of March, 2021.

/s/ ____ CHRISTOPHER A DELL'OLIO, President